November 16, 2010

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Esq.

Re:	King Pharmaceuticals, Inc.

Schedule TO-T filed October 22, 2010 by Parker Tennessee Corp. and Pfizer Inc.

SEC File No. 005-57425

Ladies and Gentlemen:

On behalf of our clients, Pfizer Inc. (“Pfizer”) and Parker Tennessee Corp. (the “Purchaser”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 28, 2010 (the “Comment Letter”), with respect to the Schedule TO-T filed by Pfizer and the Purchaser with the Commission on October 22, 2010 (SEC File No. 005-57425) (the “Schedule TO”) in connection with the offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, no par value, of King Pharmaceuticals, Inc. (“King”).

Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by Pfizer’s response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Purchaser’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). In addition, we are simultaneously filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) with the Commission to amend the Schedule TO in response to the Comment Letter.

Offer to Purchase

Certain Information Concerning King, page 12

1.	We note your disclaimers relating to the accuracy or completeness of information concerning King on pages 12, 13 and 14. You may not disclaim the accuracy or completeness of the information contained in the filing even if produced by another person. Please revise.

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Response

In response to the Staff’s comment, pages 12, 13 and 14 of the Offer to Purchase have been revised to remove the Purchaser’s disclaimer of responsibility for the accuracy or completeness of information.

2.	We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Response

In response to the Staff’s comment, page 14 of the Offer to Purchase has been revised to set out unaudited prospective financial information for King regarding GAAP adjustments to the previously disclosed non-GAAP operating income and to provide GAAP operating income. Pfizer and the Purchaser supplementally advise the Staff that such unaudited prospective financial information was not provided by King to Pfizer in connection with Pfizer’s due diligence review of King, and has been prepared by King and provided to Pfizer and the Purchaser solely in connection with the preparation of the Offer to Purchase.

Pfizer and the Purchaser also supplementally advise the Staff that, in respect of projected net sales set forth in the Financial Forecasts, King has advised us that such forecasts correspond to King’s GAAP financial statements, and do not reflect any material deviations from GAAP–based measures for net sales (as set forth in King’s historical audited financial statements). To Pfizer’s and the Purchaser’s knowledge, the projections in respect of net sales do not exclude amounts that are included in the most directly comparable measure calculated in accordance with GAAP in King’s statement of income, balance sheet or statement of cash flows, and are not subject to any adjustments that have the effect of doing so, nor do they include amounts that are excluded from the most directly comparable GAAP measure. Pfizer and the Purchaser therefore believe that the projections in respect of net sales do not constitute a “non–GAAP financial measure” as defined in Rule 101 of Regulation G. Pfizer and the Purchaser have revised the Offer to Purchase to indicate that the Financial Forecasts with respect to net sales were prepared in accordance with GAAP.

Certain Information Concerning Parent and the Purchaser, page 15

3.	With respect to your disclosure throughout this section, please tell us why you need to qualify your disclosure “to the best knowledge” of the bidders. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

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Response

We respectfully note the Staff’s comment and advise the Staff that Pfizer and the Purchaser made due inquiry of each person listed on Schedule I of the Offer to Purchase to obtain the information that is disclosed with respect to each such person. Where independent verification is not possible, Pfizer and the Purchaser relied on the information provided by the listed persons. Although Pfizer and the Purchaser have no reason to believe any of the information provided in the disclosure is incorrect, Pfizer and the Purchaser have qualified the disclosure due to the fact that it is based on this third party information.

In response to the Staff’s comment, Section 8 of the Offer to Purchase has been revised to disclose that the information to which the knowledge qualifier applies is known to Pfizer and the Purchaser after due inquiry. We believe that this revised knowledge qualifier is appropriate in light of the fact that, under the “Signature” section of Schedule TO (Rule 14d-100 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), any person filing a tender offer statement pursuant to Section 14(d)(1) of the Exchange Act certifies that the information set forth in such statement is true, complete and correct, after due inquiry and to the best of its knowledge and belief.

Certain Conditions of the Offer, page 38

4.	We note the title of this section that sets forth “certain” conditions of the tender offer. Please ensure that you discuss all conditions of the offer.

Response

In response to the Staff’s comment, the title of Section 15 of the Offer to Purchase has been revised.

5.	We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” Defining the conditions as “an ongoing right which may be asserted at any time and from time to time” suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

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Response

In response to the Staff’s comment, Section 15 of the Offer to Purchase has been revised.

6.	Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response

Pfizer and the Purchaser hereby confirm their understanding that if an Offer condition is triggered and Pfizer and the Purchaser decide to proceed with the Offer anyway, this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the Offer, Pfizer and the Purchaser may be required to extend the Offer and make new disclosure to security holders. Pfizer and the Purchaser further confirm their understanding that they may not simply fail to assert a triggered Offer condition and thus effectively waive it without officially doing so.

7.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response

Pfizer and the Purchaser hereby confirm that when a condition to the Offer is triggered by events that occur before the expiration of the Offer, they will inform security holders with respect to how they intend to proceed promptly, rather than waiting until the end of the applicable offering period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

*        *        *

We have been authorized by Pfizer and the Purchaser to acknowledge on their behalf that:

•	each of Pfizer and the Purchaser is responsible for the adequacy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	each of Pfizer and the Purchaser may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

cc:	Scott F. Smith, Esq.

Covington & Burling LLP

Jack S. Bodner, Esq.

Covington & Burling LLP